CUSIP No. 591689104	Schedule 13G	Page 1 of 7 Pages

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SCHEDULE 13G

Under the Securities Exchange Act of 1934*

METROMEDIA FIBER NETWORK, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01

(Title of Class of Securities)

591689104

(CUSIP Number)

December 20, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591689104	Schedule 13G	Page 2 of 7 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Nortel Networks Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of	5.	Sole Voting Power

Shares		84,778,516

Beneficially	6.	Shared Voting Power

Owned by		0

Each Reporting	7.	Sole Dispositive Power

Person With		84,778,516

	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

            84,778,516

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

            N/A

11.	Percent of Class Represented by Amount in Row (9)

            11.2%

12.	Type Of Reporting Person (See Instructions)

            CO

CUSIP No. 591689104	Schedule 13G	Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer:

Metromedia Fiber Network, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Metromedia Fiber Network Services, Inc. 360 Hamilton Avenue White Plains, NY 10601 U.S.A.

Item 2.

(a)	Name of Person Filing:

Nortel Networks Corporation

(b)	Address of Principal Business Office or, if none, Residence:

Nortel Networks Corporation 8200 Dixie Road, Suite 100 Brampton, ON L6T 5P6 Canada

Attention: Corporate Secretary

(c)	Citizenship:

Nortel Networks Corporation is a Canadian corporation.

(d)	Title of Class of Securities:

Class A Common Stock, Par Value $0.01

(e)	CUSIP No.:

591689104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 591689104	Schedule 13G	Page 4 of 7 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

84,778,516

(b)	Percent of Class:

11.2%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

84,778,516

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

84,778,516

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 591689104	Schedule 13G	Page 5 of 7 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 591689104	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2001	NORTEL NETWORKS CORPORATION

	By:	/s/ DOUGLAS C. BEATTY

Douglas C. Beatty Controller

	By:	/s/ BLAIR F. MORRISON

Blair F. Morrison Assistant Secretary

CUSIP No. 591689104	Schedule 13G	Page 7 of 7 Pages

EXHIBIT A

The 84,778,516 shares beneficially owned by Nortel Networks Corporation consist of 84,778,516 shares of Class A Common Stock of Metromedia Fiber Network, Inc. (“MFN”) that are issuable upon the exercise of a warrant to purchase shares of Class A Common Stock of MFN issued on October 1, 2001 and exercisable commencing December 20, 2001. The warrant is held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation.